UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55419

VOLTARI CORPORATION
(Exact name of registrant as specified in its charter)

767 Fifth Avenue, Suite 4700, New York, NY 10153, (212) 388-5500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Warrants, ten to purchase one share of Common Stock at $6.50 per Common Share (1)
(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share
13% Redeemable Series J Preferred Stock, par value $0.001 per share
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
☒
Rule 12g-4(a)(2)
☐
Rule 12h-3(b)(1)(i)
☒
Rule 12h-3(b)(1)(ii)
☐
Rule 15d-6
☐
Rule15d-22(b))
☐

Approximate number of holders of record as of the certification or notice date: 0 (Zero)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Voltari Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VOLTARI CORPORATION

Date: March 19, 2018	By:	/s/ Kenneth Goldmann
Name: Kenneth Goldmann
Title: Principal Executive Officer

(1)
The warrants expired on October 11, 2017 in accordance with the terms of the Warrant Agreement by and between Motricity, Inc. and American Stock Transfer & Trust Company, dated October 11, 2012. Motricity, Inc. filed an 8-A to register the warrants on October 12, 2012.